UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March 2023

Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.

(Translation of Registrant’s name into English)

600 de Maisonneuve Boulevard West

33rd Floor

Montréal, Québec

Canada H3A 3J2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: March 30, 2023	By:	/s/ Michelle Taylor
Name: Michelle Taylor
Title: Vice-President, General Counsel and Corporate Secretary

SEC 1815 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management Proxy Circular

99.2	Notice of Meeting

99.3	Form of Proxy

99.4	Access Notice

99.5	AGM Guide